SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2003	Commission File Number: 333-9680

INTERNATIONAL UTILITY STRUCTURES INC.
(Name of Registrant)

777 - 8TH Avenue S.W.
Suite 1800
Calgary, Alberta
Canada T2P 3R5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]        No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
Management Proxy Circular

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Utility Structures Inc.

Date: February 26, 2003	By:	/s/ ROBERT G.J. JACK Name: Robert G. J. Jack Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Management Proxy Circular